Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011

Calgary, Alberta, November X, 2011 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months ended September 30, 2011.

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP).  Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Three Months Ended September 30, 2011

•	Consolidated revenues increased 4.5% compared to the same period last year, including an 85% increase for the Piling segment

•	Gross profit increased 14.7% year-over-year, with gross margin improving to 13.6% from 12.4%

•	Consolidated EBITDA increased 22.8% compared to the same period last year

•	The Company announced $627 million of new oil sands contracts and $92.5 million of new Pipeline contracts

Consolidated Financial Highlights

	Three Months Ended		Six Months Ended
(dollars in thousands,	September 30,		September 30,
except per share amounts)	2011	2010	2011	2010
Revenue	$245,386	$234,858	$439,409	$418,452
Gross profit	$33,381	$29,097	$39,992	$44,717
Gross profit margin	13.6%	12.4%	9.1%	10.7%
General and administrative expenses	$14,001	$15,277	$24,602	$29,006
Operating income	$18,283	$12,314	$12,614	$13,378
Operating margin	7.5%	5.2%	2.9%	3.2%
Net income (loss)	$6,619	$2,369	$(2,395)	$(7,940)
Per share information
Net income (loss) - basic	$0.18	$0.07	$(0.07)	$(0.22)
Net income (loss)- diluted	$0.18	$0.06	$(0.07)	$(0.22)
Consolidated EBITDA(1)	$27,764	$22,609	$33,940	$34,788

(1)	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” at the end of this release.

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“Our revenue and margins strengthened in the second quarter as we began working on new mining services and heavy construction contracts in the oil sands, caught up on our backlog of weather-delayed piling projects and started executing two new pipeline contracts,” said Rod Ruston, NAEP’s President and CEO.

On a consolidated basis, the Company achieved revenues of $245.4 million during the three months ended September 30, 2011, up $10.5 million from the same period last year. Gross profit margins also increased to 13.6% from 12.4% in the same period last year.

“We were particularly encouraged with our Piling segment results in part because improved weather conditions allowed us to work consistently, resulting in higher levels of productivity,” added Mr. Ruston.  “The more important point is that a return to this level of piling work is a good indicator of strength returning to the construction industry in general because when our customers are asking us to install pile foundations, it usually means they are planning to build something on top of those foundations.”

The quarter also saw an improving trend in the other segments of the business.  Pipeline returned to profitability after a difficult few years and the Company expects this improved performance to continue going forward.  The Heavy Construction and Mining segment expanded its work volume on newly won contracts at Syncrude and Suncor falling just short of the revenue in same period last year when Canadian Natural was operating at maximum capacity.  In addition, this division managed to capture a significant share of the growing market in the new technologies associated with the Directive 74 Tailings requirements.

“As we move into the third quarter, we expect work volumes and utilization on our equipment fleet to further improve although there remains an oversupply of heavy equipment in the region so we do not anticipate a marked improvement in margins,” said Ruston.  “We expect this oversupply will be absorbed through demand growth as the oil sands producers drive new developments in the region.”

“Overall, demand for North American’s services is strong and we are achieving a steady improvement in our performance,” said Mr. Ruston.

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Segment Results

Heavy Construction and Mining

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(dollars in thousands)	2011	2010	2011	2010
Segment revenue	$159,719	$171,628	$323,110	$335,237
Segment profit	$21,788	$22,235	$43,569	$44,481
Segment margin	13.6%	13.0%	13.5%	13.3%

For the three months ended September 30, 2011, revenue from the Heavy Construction and Mining segment was $159.7 million, compared to $171.6 million during the same period last year.  This change reflects the suspension of the long-term overburden removal contract with Canadian Natural Resources Limited (Canadian Natural) while this customer repairs and restarts the plant damaged by a fire at the Horizon Project in January of this year.  Excluding activity from the Canadian Natural contract from both periods, revenues would have been $151.1 million for the three months ended September 30, 2011, compared to $120.5 million in the same period last year, an increase of $30.6 million or 25.4%.

NAEP was able to offset much of the impact of the Canadian Natural suspension with increased heavy civil and site development work at Suncor Energy Inc. (Suncor) and Syncrude Canada Ltd. (Syncrude), along with new reclamation and overburden removal activity at Suncor’s Base Mine under the recently signed five-year master services agreement.  Light civil construction work at Harvest Operations Corp’s Blackgold SAGD site and specialized Tailings and Environmental activity at Shell Canada Energy (Shell), Suncor and Syncrude also contributed to segment revenue during the current period.  Results further benefitted from increases in heavy civil construction and a high volume of summer muskeg removal related to tailings remediation at Shell’s Jackpine site.

For the three months ended September 30, 2011, Heavy Construction and Mining segment margin increased slightly to 13.6% of revenue, from 13.0% of revenue during the same period last year.  The improvement reflects the increased volumes under the Company’s new contracts coupled with reduced lower-margin overburden removal volumes under the contract with Canadian Natural, partially offset by continued pricing pressure as a result of the current oversupply of equipment in the market and the cost impact of delayed project start-ups during the period.

Six-month results followed a similar trend, with the decline in revenue resulting from the shutdown of activity at Canadian Natural, largely offset by activity on new contracts with other customers.  Margins for the six-month period improved slightly to 13.5% from 13.3% last year.

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Piling

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(dollars in thousands)	2011	2010	2011	2010
Segment revenue	$49,176	$26,563	$80,710	$45,709
Segment profit	$13,503	$4,782	$16,092	$6,176
Segment margin	27.5%	18.0%	19.9%	13.5%

For the three months ended September 30, 2011, Piling segment revenues climbed to $49.2 million, an increase of $22.6 million from same period last year.  This improvement includes $7.7 million of revenue from the Cyntech operations, which were acquired in November 2010, coupled with increased activity in Ontario and Saskatchewan from an already busy quarter being added to with flow-over work from the first quarter as the segment recovered from delays caused by abnormally high precipitation levels in the first quarter.

Piling segment margin improved to 27.5%, from 18.0% last year, reflecting better than expected performance on a number of large piling jobs and the cost efficiencies from an uninterrupted production schedule as a result of the abnormally high volumes and favorable operating conditions.  Margins also benefitted from stronger pricing and a $1.7 million contribution from the Cyntech acquisition.  While a solid backlog of work remains to be executed, the pace of activity is expected to normalize and as a result, margin performance is expected to be closer to historical averages.

The significant improvement in operating conditions in the second quarter, coupled with a contribution of $14.5 million of revenue from Cyntech’s operations led to Piling revenues for the six months ended September 30, 2011, increasing to $80.7 million, up $35.0 million from the same period last year and to segment profit margins improving to 19.9% from 13.5% last year.

Pipeline
	Three Months Ended		Six Months Ended
	September 30,		September 30,
(dollars in thousands)	2011	2010	2011	2010
Segment revenue	$36,491	$36,667	$35,589	$37,506
Segment profit	$2,927	879	$979	156
Segment margin	8.0%	2.4%	2.8%	0.4%

For the three months ended September 30, 2011, the Pipeline segment reported revenue of $36.5 million, similar to the $36.7 million achieved during the same period last year.  Revenue in the current period was generated by the start-up of two large-diameter pipeline projects in Northeast British Columbia and Northern Alberta.  Profit margin for

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the current three-month period increased to 8.0%, up from 2.4% during the same period last year, reflecting more favourable contract terms and improved pricing in the new contracts.

For the six months ended September 30, 2011, the Pipeline segment reported revenue of $35.6 million, compared to $37.5 million during the same period last year.

For the same six-month period, segment margin was 2.8%, compared to 0.4% during the same period last year.  While better than a year ago, margins in the current period were negatively affected by the estimated cost to complete spring clean-up and warranty work on the two prior-year projects, as well as by an increase in the estimated loss to complete a large-diameter pipe project in Southern British Columbia.

Outlook

Looking forward, the Company anticipates strong revenue volumes through the balance of the fiscal year as result of increasing market activity and expected work volumes under Company’s master services agreements.  While pricing pressure is easing with increased oil sands activity levels, there continues to be overcapacity in the equipment market which is constraining margin growth.  Based on oil sands development forecasts, the Company expects to see this excess equipment capacity become more fully consumed by the market during the next six to 12 months.  In the near term, however, NAEP expects to see additional cost pressure arising from the need to prepare its equipment fleet to support the anticipated high fourth quarter volumes.

In the Heavy Construction and Mining segment, demand is escalating for overburden and muskeg removal under the Company’s new and existing mine support services agreements.  NAEP believes that much of the increase in demand for muskeg removal is related to the Directive 74 Tailings Remediation requirements initiated by the Alberta Government approximately 2 years ago.  Overburden removal work is also targeted to resume at Canadian Natural’s Horizon Mine in January 2012, subject to any changes resulting from the current contract negotiations previously disclosed by the Company.  The working group has submitted the market data and analysis to both companies and the management teams are working to resolve the issue and identify a mutually agreed contractual path forward before the targeted restart of overburden operations in January 2012.

On the project development side of the business, the Company continues to experience client-driven start up delays and slower than expected ramp up on some new contracts.  Overall, however, the volume of work is strong and the Company is continuing to bid on a wide range of new projects.

The outlook for the Piling business remains positive with healthy demand and a large project backlog supporting the expectation of strong performance from this segment

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through the third quarter.  While a solid backlog of work remains to be executed, the pace of activity is expected to normalize and as a result, margin performance is expected to be closer to historical averages.  Piling volumes are expected to ease off somewhat in the fourth quarter, in line with normal seasonal influences, with an expected resumption of activity anticipated in the spring based on current bidding activity.

The Pipeline segment continues to execute successfully on its two new contracts, however client-driven start-up delays have extended the schedule on one of the projects into next spring, a season in which weather is typically less favourable. The fundamentals of this business have improved over the last six to nine months as smaller operators have exited the market and construction demand has increased.  This has led to better pricing and a more reasonable balance of risk between the contractor and the owner.  The Company believes this business climate will continue in the foreseeable future.  Bidding activity in this segment remains strong including several new opportunities for the upcoming winter season.

Overall, the Company anticipates continued growth in its business through the balance of fiscal 2012.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the three months ended September 30, 2011 tomorrow, Thursday, November 3rd at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031

International: 1-201-689-8031

A replay will be available through December 2, 2011 by dialing:

Toll Free: 1-877-660-6853

International: 1-201-612-7415

Account: 286

Conference ID: 382395

The live and archived webcast can be accessed at:

http://www.investorcalendar.com/IC/CEPage.asp?ID=166422

Non-GAAP Financial Measures

This release contains non-GAAP financial measures.  These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to

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similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement).  The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company’s credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment the impairment of goodwill, the amendment related to the $42.5 million revenue writedown on the Canadian Natural  overburden removal contract, for the three months and fiscal year ended March 31, 2011 and certain other non-cash items included in the calculation of net income. The credit agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under US GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

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A reconciliation of net income to Consolidated EBITDA is as follows:

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(dollars in thousands)	2011	2010	2011	2010
Net income (loss)	$6,619	$2,369	$(2,395)	$(7,940)
Adjustments:
Interest expense	7,548	7,708	14,925	15,437
Income tax expense (benefit)	2,326	3,496	(1,284)	1,483
Depreciation	8,024	8,054	17,620	16,257
Amortization of intangible assets	1,411	672	3,289	1,260
Realized and unrealized loss (gain) on
derivative financial instruments	1,769	(1,308)	1,432	1,700
Loss on disposal of property, plant
and equipment	30	560	428	556
Gain on disposal of assets held for	(496)	-	(496)	-
Stock-based compensation expense	381	784	866	1,194
Equity in loss (earnings) of
unconsolidated joint venture	152	274	(445)	517
Loss on debt extinguishment	-	-	-	4,324
Consolidated EBITDA	$27,764	$22,609	$33,940	$34,788

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this release include but are not limited to, the following: that the Company expects work volumes and utilization on its equipment fleet to improve; that the Company does not expect to be able to improve margins with the current oversupply of equipment capacity in the oil sands market; that the Company expects the equipment capacity oversupply in the oil sands will be absorbed through continued demand growth as producers drive new developments in the region; that the Company expects to see this excess equipment capacity become more fully consumed by the market during the next six to 12 months; that the Company expects strong revenue volumes through the balance of the fiscal year as result of increasing market activity and expected work volumes under Company’s master services agreements; that the Company expects to see additional cost pressure in the near-term

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arising from the need to prepare its equipment fleet to support the anticipated high fourth quarter volumes; that overburden removal work is targeted to resume at Canadian Natural’s Horizon Mine in January 2012, subject to any changes resulting from the current contract negotiations previously disclosed by the Company; that the Company expects discussions with Canadian Natural will culminate in a mutually agreed contractual path forward before the targeted restart of overburden operations in January 2012; that the Company expects strong performance from Piling segment through the third quarter; that the Company expects the pace of activity in Piling to normalize and as a result, expects margin performance to be closer to historical averages; that the Company expects Piling volumes will ease off somewhat in the fourth quarter in line with normal seasonal influences, with a resumption of activity anticipated in the spring; that the Company expects the Pipeline segment to continue to be profitable; that the Company believes that improvements in pricing and a more reasonable balance of risk between the contractor and the owner in the pipeline construction industry will continue in the foreseeable future; and that the Company expects continued growth in its business through the balance of fiscal 2012.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above are discussed in NAEP’s Management Discussion & Analysis for the three months ended September 30, 2011. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

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About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca

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